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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VOLCOM, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
92864N 10 1
(CUSIP Number)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP No.	CUSIP No. 92864N 10 1	Page	2	of	6

1	NAMES OF REPORTING PERSONS: STEPHANIE KWOCK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,237,399[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,237,399[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,237,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.36%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	The 3,237,399 shares of Volcom, Inc. common stock, $0.001 par value per share, are held by The Kwock Family Trust, a revocable living trust. Such shares were previously held by the Malcolm Trust. Stephanie Kwock, as the settlor of the Malcom Trust, revoked the Malcolm Trust and transferred these shares to The Kwock Family Trust on March 10, 2006. Stephanie Kwock and, her husband, Daniel Kwock are the trustees, trustors and beneficiaries of The Kwock Family Trust, each with the unilateral power to revoke the trust. As trustees, each of Stephanie and Daniel Kwock is deemed to have shared voting and investment power with respect to the shares held by The Kwock Family Trust.

[2]	Based on 24,214,120 shares of the Issuer’s Common Stock outstanding as of March 17, 2006.

Page 2 of 6 pages

CUSIP No.	CUSIP No. 92864N 10 1	Page	3	of	6

1	NAMES OF REPORTING PERSONS: DANIEL CHRISTOPHER KWOCK, II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,237,399[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,237,399[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,237,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.36%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 3 of 6 pages

Item 1.
Item 2.
Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class: NOT APPLICABLE
Item 6. Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)
Item 9. Notice of Dissolution of Group: NOT APPLICABLE
Item 10. Certification: NOT APPLICABLE
SIGNATURE
JOINT FILING AGREEMENT

Item 1.
(a)	Name of Issuer: VOLCOM, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
1740 Monrovia Avenue
Costa Mesa, California 92627
Item 2.
(a)	Name of Persons Filing:
(1)	STEPHANIE KWOCK

(2)	DANIEL CHRISTOPHER KWOCK, II
(b)	Address of Principal Business Office:
3 San Joaquin Plaza, Suite 215
Newport Beach, CA 92660
(c)	Citizenship:

United States of America
(d)	Title of Class of Securities: COMMON STOCK, $0.001 par value per share

(e)	CUSIP Number: 92864N 10 1
Item 3.       Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE
Item 4.      Ownership.
                  See Item 5 through 9 and 11 of cover pages as to each reporting person. The 3,237,399 shares of Volcom, Inc. common stock, $0.001 par value per share, are held by The Kwock Family Trust, a revocable living trust. Such shares were previously held by the Malcolm Trust. Stephanie Kwock, as the settlor of the Malcom Trust, revoked the Malcolm Trust and transferred these shares to The Kwock Family Trust on March 10, 2006. Stephanie Kwock and, her husband, Daniel Kwock are the trustees, trustors and beneficiaries of The Kwock Family Trust, each with the unilateral power to revoke the trust. As trustees, each of Stephanie and Daniel Kwock is deemed to have shared voting and investment power with respect to the shares held by The Kwock Family Trust.
Item 5.      Ownership of Five Percent or Less of a Class: NOT APPLICABLE
Item 6.      Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE
Item 8.      Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)
Item 9.      Notice of Dissolution of Group: NOT APPLICABLE
Item 10.    Certification: NOT APPLICABLE

Page 4 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006	/s/ Stephanie Kwock
STEPHANIE KWOCK

/s/ Daniel Christopher Kwock, II
DANIEL CHRISTOPHER KWOCK, II

Page 5 of 6 pages

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other reporting person of the attached statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of Volcom, Inc. and that this Agreement be included as an Exhibit to such joint filing.
     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement on March 17, 2006.

/s/ Stephanie Kwock
STEPHANIE KWOCK

/s/ Daniel Christopher Kwock, II
DANIEL CHRISTOPHER KWOCK, II

Page 6 of 6 pages